Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)	For further information:
Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars unless otherwise noted)

AGNICO-EAGLE REPORTS SOLID SECOND QUARTER 2012

OPERATING AND FINANCIAL RESULTS;

INCREASES FULL YEAR PRODUCTION GUIDANCE;

ANNOUNCES DEVELOPMENT OF SATELLITE ZONES AT GOLDEX;

MELIADINE CONTINUES TO GROW

Toronto (July 25, 2012) — Agnico-Eagle Mines Limited (NYSE:AEM)(TSX:AEM)  (“Agnico-Eagle” or the “Company”) today reported quarterly net income of $43.3 million, or $0.25 per share, for the second quarter of 2012.  These results include a loss (mainly impairment) on available-for-sale securities of $18.3 million, or $0.11 per share, stock option expense of $7.8 million, or $0.05 per share, a non-recurring tax loss of $4.3 million, or $0.03 per share, and other non-recurring expenses of $6.2 million or $0.04 per share.  Partially offsetting these items was a non-cash foreign currency translation gain of $11.0 million, or $0.06 per share.  Excluding these items would result in adjusted net income of $68.9 million, or $0.40 per share.  In the second quarter of 2011, the Company reported net income of $68.8 million, or $0.41 per share.

For the first six months of 2012, net income was $121.8 million, or $0.71 per share.  This compares with the first six months of 2011 when net income was $114.1 million, or $0.68 per share.

Cash flow generation was strong as second quarter 2012 cash provided by operating activities was $194.1 million ($142.0 million before changes in non-cash components of working capital), up from cash provided by operating activities of $162.8 million in the second quarter of 2011 ($161.7 million before changes in non-cash components of working capital).

For the first six months of 2012, cash provided by operating activities was a record $390.6 million as compared with the first half of 2011 when cash provided by operating activities was $337.6 million.

The higher net income and cash provided by operating activities in the 2012 periods were primarily due to stronger gold production and higher realized gold prices, partly offset by lower byproduct revenues when compared to the 2011 periods.

“Another good operating performance during the second quarter has resulted in continued strength in our cash flows and earnings and a strengthening of our financial position.  In addition to steady production from all of our mines, including record output at Meadowbank and Pinos Altos, we are pleased to announce a higher estimate for our full year production forecast”, said Sean Boyd, President and Chief Executive Officer.  “Additionally, we are pleased to announce the start of development of two satellite zones at Goldex.  We expect first gold production in early 2014 while we continue the exploration of other satellite zones” added Mr. Boyd.

Second quarter highlights include:

•                  Record Quarterly Production at Meadowbank — record quarterly gold production of 98,403 ounces

•                  Record Quarterly Production at Low Costs at Pinos Altos — record quarterly production of 63,356 ounces of gold at total cash costs per ounce of $358(1).

•                  Strong Cash Generation — quarterly cash provided by operating activities of $194.1 million, or $1.14 per share

•                  M and E Satellite Zones at Goldex Approved For Development — first production expected in early 2014

•                  Meliadine Growing — recent drilling suggests further resource and reserve growth

Payable gold production(2) in the second quarter of 2012 was 265,350 ounces compared to 239,328 ounces in the second quarter of 2011.  Without considering past production from the Goldex mine (operations suspended October 2011), the 2012 result was a quarterly record from the other five operating mines.   A description of the production and cost performance for each mine is set out further below.

The higher level of production in the 2012 period was largely due to record production at Meadowbank, higher grades at LaRonde and the ramp up at Pinos Altos’ Creston Mascota operation (achieved commercial production March 1, 2011) which also resulted in record gold production at Pinos Altos.

In the first six months of 2012, payable gold production was 520,305 ounces.  This compares with the first half of 2011 when payable gold production was 491,690 ounces.  The higher production in 2012 (in spite of the suspension of Goldex) was largely due to the factors noted above.

Total cash costs for the second quarter of 2012 were $660 per ounce.  This compares with $565 per ounce in the second quarter of 2011.  The higher costs in 2012 were largely attributable to lower byproduct revenue at LaRonde (35% lower zinc production and 16% lower realized zinc price) and the absence of production from the relatively lower cost Goldex mine.  These factors more than offset the positive impact of higher gold production on unit costs.

For the first half of 2012, total cash costs were $628 per ounce.  This compares with $548 per ounce in the first six months of 2011.  The increase in 2012 is due to the factors that impacted the second quarter, as mentioned above.

Agnico-Eagle is increasing its production guidance for 2012, which was expected to be between 875,000 to 950,000 ounces of gold, to approximately 975,000 ounces of gold.

(1) Total cash costs per ounce is a non-GAAP measure.  For a reconciliation to production costs, see footnote (ii) to the “Reconciliation of Production Costs to Total Cash Costs per Ounce and Minesite costs per tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

(2) Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company whether such products are shipped during the period or held as inventory at the end of the period.

Total cash costs per ounce are expected to be near the lower end of the previously provided range of $690 to $750.

Second Quarter 2012 Results Conference Call and Webcast Tomorrow

The Company’s senior management will host a conference call on Thursday, July 26, 2012 at 11:00 AM (E.D.T.) to discuss financial results and provide an update of the Company’s exploration and development activities.

Via Webcast:

A live audio webcast of the meeting will be available on the Company’s website homepage at www.agnico-eagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 416-644-3414 or Toll-free 800-814-4859.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay archive:

Please dial 416-640-1917 or Toll-free 877-289-8525, access code 4507255#.

The webcast along with presentation slides will be archived for 180 days on the website.   The conference call replay will expire on August 26, 2012.

Bank Debt Termed Out, Strengthening Financial Position

On July 24, 2012, Agnico-Eagle closed a private placement of an aggregate of $200 million of guaranteed senior unsecured notes due 2022 and 2024 (the “Notes”) with a weighted average maturity of 11 years and weighted average yield of 4.95%.  Net proceeds from the sale of the Notes will be used to reduce amounts outstanding under the Company’s bank lines, thereby providing additional liquidity and strengthening the Company’s financial position.  This reduction is expected to occur in the third quarter of 2012.

The Notes will not be registered under the Securities Act of 1933 (the “Securities Act”) as amended, or under any state securities laws, nor will the Notes be qualified by a prospectus under Canadian securities laws.  Unless so registered or qualified, as the case may be, the Notes may not be offered or sold in the United States or Canada, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws or the prospectus requirements of Canadian securities laws, respectively.

In addition, on July 20, 2012, the Company amended its non-amortizing, unsecured $1.2 billion revolving credit facility to extend the scheduled maturity to July 2017.  Pricing terms were amended to reflect improved market conditions.

Cash and cash equivalents totaled $289.1 million at June 30, 2012, up from the March 31, 2012 balance of $199.1 million, as strong operating cash flows exceeded capital expenditures and dividend payments.

Capital expenditures in the second quarter of 2012 were $104.4 million, including $31.2 million at Meadowbank, $27.0 million at Meliadine, $17.9 million at LaRonde, $14.4 million at Kittila, $9.2 million at Pinos Altos and $2.3 million at Lapa.

Capital expenditures are expected to total approximately $452 million in 2012, up $34 million from previous guidance.  The increase is primarily due to the development of the M and E zones at Goldex ($24 million) and other newly approved projects such as the accelerated development of the Vault pit at Meadowbank into 2012 from 2013 ($9 million).

2012 Capex Variance	Project	Cost (millions)
Meadowbank	Goose, Vault, Central Dyke	$17.0
Meliadine	Various	$8.7
Lapa	Exploration to Extend Mine Life	$5.2
Kittila	Paste Plant, Feasibilty Study	$4.4
Deferred Capex	Moved from 2012 to 2013	$(15.3)
Foreign Exchange	Impact of CAD, Euro	$(10.0)
Goldex	Development of M and E Zones	$24.0
Total		$34.0

Agnico-Eagle believes that, over the next five years, total capital expenditures are likely to be in the neighbourhood of $500 million to $600 million per year, on average.  Expenditures considered in this estimate include the 25% expansion at Kittila, new mines at La India in Mexico and Meliadine in Nunavut, and the development of the M and E zones at Goldex.  With its current cash balances, anticipated cash flows and available bank lines, management believes that the Company remains fully funded for the development and exploration of its current pipeline of expansions and new gold projects in Canada, Finland, Mexico and the USA.

Available bank lines under the credit facility, as of June 30, 2012, were approximately $970 million.

LaRonde — Transition to Lower Mine Continues to be Challenging

The 100%-owned LaRonde mine in northwestern Quebec, Canada, began operation in 1988.  Current mine life is estimated to be through 2026.

The LaRonde mill processed an average of 6,294 tonnes per day (“tpd”) in the second quarter of 2012, compared with an average of 6,587 tpd in the corresponding period of 2011.   The lower throughput in the 2012 period was largely due to the transition to the lower mine where factors such as heat, congestion and the unbudgeted replacement of a hoist rope negatively impacted the tonnage milled during the second quarter.

Minesite costs per tonne(3) were approximately C$97 in the second quarter of 2012.  These costs are higher than the C$84 per tonne experienced in the second quarter of 2011.  The increase is largely due to the fourth quarter 2011 transition into the deeper ore at LaRonde.

(3)  Minesite costs per tonne is a non-GAAP measure.  For reconciliation  to production costs,  see footnote (v) to the “Reconciliation of production costs to Total Cash Costs per Ounce and Minesite Costs per Tonne” contained herein.  See also “Note Regarding Certain Measures of Performance”.

Approximately two thirds of the ore milled is now coming from the deeper, relatively higher grade mine.

For the first six months of 2012 the LaRonde mill processed an average of 6,691 tpd.  Minesite costs per tonne were approximately C$93, slightly higher than the C$90 per tonne estimated for the full year.

On a per ounce basis, net of byproduct credits, LaRonde’s total cash costs per ounce were $784 in the second quarter of 2012 on production of 40,206 ounces of gold.  This is in contrast with the second quarter of 2011 when total cash costs per ounce were $231 on production of 27,525 ounces of gold.  The increase in total cash costs was mainly due to lower byproduct revenues (for example, the realized zinc price was down approximately 16% and zinc production was down 35%, period over period) and higher unit costs as previously mentioned.  This was only partly offset by the higher ounce production (which was largely due to the 50% higher gold grades in the 2012 quarter).

In the first six months of 2012, LaRonde produced 83,487 ounces of gold at total cash costs per ounce of $489.  This is in contrast with the first half of 2011 when the mine produced 64,418 ounces of gold at total cash costs of $92 per ounce.

Post-2012, LaRonde is expected to ramp up production over the next several years to an average life of mine production of more than 300,000 ounces of gold per year, reflecting the higher gold grades expected at depth.  As a result of the higher grades, the value of the ore expected to be processed over LaRonde’s remaining 15-year life is forecast to be approximately 50% higher than the value of the ore mined in 2011 (assuming the same metals prices).

Kittila Mine — Increased Production at Lower Costs

The 100%-owned Kittila mine in northern Finland achieved commercial production in May 2009.  Current mine life is estimated to be through 2044.

The Kittila mill processed an average of 2,758 tpd in the second quarter of 2012.  In the second quarter of 2011, the Kittila mill processed 2,561 tpd.  The mill operated below its design rate of 3,000 tpd in the 2012 period due to a planned maintenance shutdown which lasted for 18 days (maintenance shutdowns totaled 15 days in the second quarter of 2011).

Minesite costs per tonne at Kittila were approximately €75 in the second quarter of 2012, compared to €79 in the second quarter of 2011.  The decrease in minesite costs was largely the result of successful cost control measures and the higher throughput, as mentioned above.

For the first six months of 2012, the Kittila mill processed an average of 2,969 tpd.  Minesite costs per tonne were approximately €71, tracking the €71 per tonne estimated for the full year.

Second quarter 2012 gold production at Kittila was 35,228 ounces with a total cash cost per ounce of $681.  In the second quarter of 2011 the mine produced 30,811 ounces at total cash costs per ounce of $850.  The higher production and lower costs were largely the result of improved throughput, higher mill recovery in the second quarter of 2012.

In the first six months of 2012, Kittila produced 81,986 ounces of gold at total cash costs per ounce of $615.  This is in contrast to the first half of 2011 when the mine produced 71,128 ounces of gold at total cash costs of $758 per ounce.

In the second half of 2012, two 10-day maintenance shutdowns are scheduled for the mill.  This follows the 18-day shutdown that occurred in the second quarter of 2012.  Annually, approximately 44 days are budgeted for maintenance of the autoclave and other parts of the mill.

A study is underway examining the possibility of increasing the production rate at Kittila by approximately 25%.  Capital expenditures are expected to be less than $100 million.  This project is expected to be reviewed and presented to the Board of Directors in late 2012.

Additionally, considering the drilling success at Kittila on the Rimpi zone, a larger expansion may be possible in the future.  A program is now underway to accelerate the ramp development and exploration drilling towards the northern end of the Kittila orebody.  Incorporating this new drilling, a study on a future phased expansion is ongoing.

Lapa — Steady Operating Results

The 100%-owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.  Current mine life is estimated to be through 2015.

The Lapa circuit, located at the LaRonde mill, processed an average of 1,741 tpd in the second quarter of 2012.  This compares with an average of 1,763 tpd in the second quarter of 2011 as the Lapa circuit now consistently exceeds its design rate of 1,500 tpd.

Minesite costs per tonne were C$113 in the second quarter of 2012, compared to C$102 in the second quarter of 2011.  The higher minesite cost is largely due to higher expenditures for consumables and general cost pressure in the industry.

For the first six months of 2012 the Lapa mill processed an average of 1,740 tpd.  Minesite costs per tonne were approximately C$116, tracking below the C$124 per tonne estimated for the full year.

Payable production in the second quarter of 2012 was 28,157 ounces of gold at total cash costs per ounce of $634.  This compares with the second quarter of 2011, when production was 28,552 ounces of gold at total cash cost per ounce of $599.  The increase in cash costs is largely due to the same factors that impacted the minesite cost per tonne.

In the first six months of 2012, Lapa produced 56,656 ounces of gold at total cash costs per ounce of $650.  This compares to the first half of 2011 when the mine produced 55,466 ounces of gold at total cash costs of $614 per ounce.

Exploration continues to focus east of the orebody.  New expenditures of $5.2 million (largely lateral development and mobile equipment) were approved with the goal being the extension of the mine’s life past 2015.

Pinos Altos — Record Gold Production at Low Cost Generates Record Quarterly Mine Profit

The 100%-owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.    Current mine life is estimated to be through 2029.

The Pinos Altos mill processed an average of 5,036 tpd in the second quarter of 2012, a quarterly record.  This compares favourably with 4,711 tonnes per day in the second quarter of 2011.

Approximately 753,000 tonnes of ore were stacked on the Pinos Altos and Creston Mascota leach pads during the second quarter of 2012.  In the second quarter of 2011, approximately 686,000 tonnes were stacked on the leach pads.  The increase in tonnes stacked was mainly a result of a full quarter of operation at Creston Mascota, which achieved commercial production in March 2011.

Minesite costs per tonne were $30 in the second quarter of 2012, compared to $28 in the second quarter of 2011.  The higher costs in 2012 are largely a result of higher than planned processing costs partly related to the higher overall milled tonnage.

For the first six months of 2012 the Pinos Altos mill processed an average of 5,002 tpd.  Minesite costs per tonne were approximately $28, tracking slightly above the $27 per tonne estimated for the full year.

Payable production in the second quarter of 2012 was a record 63,356 ounces of gold at total cash costs per ounce of $358, including the satellite Creston Mascota operation.  This compares with production of 51,066 ounces at a total cash cost of $299 in the second quarter of 2011.  The increase in production was largely due to the ramp up from Creston Mascota and the increase in the total cash costs per ounce was due to lower byproduct credits from silver combined with a reduction in deferred stripping.

In the first six months of 2012, Pinos Altos produced 120,372 ounces of gold at total cash costs per ounce of $320.  This is in contrast to the first half of 2011 when the mine produced 99,067 ounces of gold at total cash costs of $306 per ounce.

The Pinos Altos mine has been awarded the prestigious Silver Hard Hat (Casco de la Plata) award by the Chamber of Mines in Mexico for its mine safety record in the past year which includes more than one year of operations without a lost time accident.

La India — The Next New Mine

Infill drilling, permitting, and engineering activities continued at the La India project in Sonora, Mexico which is expected to be developed as an open pit heap leach operation.  La India is approximately 60 kilometres by air from Pinos Altos.

More detailed project information is expected to be provided in 2012.

Meadowbank — Record Mill Throughput and Gold Production

The 100%-owned Meadowbank mine is located in Nunavut, northern Canada.  Current mine life is estimated to be through 2017.

The Meadowbank mill processed an average of 9,901 tpd in the second quarter of 2012, a quarterly record.  This compares with 7,332 tpd in the second quarter of 2011.  The higher throughput, period over period, is largely due to the July 2011 commissioning of the permanent secondary crushing unit.

Minesite costs per tonne were C$90 in the second quarter of 2012.  Minesite costs per tonne were C$81 in the second quarter of 2011.  The higher costs in the 2012 period were in spite of the higher throughput which was more than offset by stockpile drawdowns (the stockpile is higher cost) and reduced levels of deferred stripping.  Before these accounting adjustments, the total production expense per tonne was actually lower in the 2012 period.

For the first six months of 2012, the Meadowbank mill processed an average of 9,825 tpd.  Minesite costs per tonne were approximately C$91, tracking below the C$97 per tonne estimated for the full year.

Payable production in the second quarter of 2012 was a quarterly record at 98,403 ounces of gold at total cash costs per ounce of $804.  This compares with payable production in the second quarter of 2011 of 59,376 ounces of gold at total cash costs per ounce of $910.  The large increase in gold production (grade up 21%, period over period, on top of the higher throughput) was only partly offset by increased minesite costs in 2012 resulting in lower cash costs.

In the first six months of 2012, Meadowbank produced 177,804 ounces of gold at total cash costs per ounce of $901.  This is in contrast to the first half of 2011 when the mine produced 121,113 ounces of gold at total cash costs of $927 per ounce.

Goldex Mine — GEZ Remains Suspended.  Based on Preliminary Economic Assessment, M and E Zones Under Development

Upon startup in 2008 at the 100%-owned Goldex mine in northwestern Quebec, mining was focused on the Goldex Extension Zone (“GEZ”).  However, ore production was suspended in October 2011 due to geotechnical concerns with the rock above the mining horizon.  All gold reserves were transferred to the resource category and the property was written down to salvage value.  The operations in the GEZ remain suspended indefinitely.

Since the suspension, work on site has focused on monitoring, assessment and remediation.  Additionally, exploration continued on several other nearby mineralized zones on the property.  A team of independent consultants and Agnico-Eagle staff performed a thorough review, including a preliminary economic assessment based only on the indicated resources, to determine whether future mining operations in these zones, including the M and E Zones, would be viable.  After their review of the assessment, the Board of Directors has approved these two zones for development and first gold production (via longhole open stoping with paste backfill) is expected in early 2014.  All necessary operating permits have been received.

Goldex Long Section

Goldex X section

The operations will use the existing infrastructure including the shaft and mill.  Expected approximate life of mine operating metrics, based on the preliminary economic assessment of the M and E Zones, are set out in the table below.

Daily Throughput	5,100 tpd
Gold Grade	1.5 g/t
Mill Recovery	92%
Total Gold Production Through 2017	300,000 ounces
Minesite Cost	C$41 per tonne
Total Cash Costs	$900 per ounce
Life of Mine	4 years
Exchange Rate	C$1.03 per USD
Net Free Cash Flow	$70 million

Capital expenditures to commercial production are expected to total approximately $95 million.  The expected after-tax internal rate of return resulting from the preliminary economic assessment, assuming a gold price of $1500 per ounce, exceeds Agnico-Eagle’s investment target rate of 15%.

Additionally, the cash flows from this project will help fund exploration and possible development of additional mineralized zones including the D Zone.  The D Zone is approximately 150 metres below the GEZ.  Drilling to date has outlined a large and growing mineral resource as set out in the table below.

Goldex Mineral Resources as of December 31, 2011

Category	Gold (g/t)	Tonnes (x000)
Measured Resources (Underground)
GEZ	1.86	12,360
Total Measured Resources	1.86	12,360
Indicated Resources (Underground)
GEZ	1.60	7,807
E zone	1.61	4,269
M zone	1.84	4,355
D zone	1.81	3,722
Other zones*	1.86	4,295
Total Indicated Resources	1.72	24,448
Measured and Indicated Resources	1.77	36,808
Inferred Resources (Underground)
GEZ	1.80	2,529
E zone	1.28	2,480
M zone	1.29	1,354
D zone	1.57	21,804
Other zones*	1.96	2,914
Total Inferred Resources	1.59	31,081

* “Other zones” includes P, E2, M2, S and South zones

The exploration program on the D Zone is expected to comprise underground drilling from the ramp with approximately $5 million remaining to be spent in 2012.

Meliadine — Exploration Success Continues.  Permitting and Permanent Road Construction Underway

In July 2010, Agnico-Eagle completed the acquisition of the Meliadine project near Rankin Inlet, Nunavut.

Approximately $91 million is expected to be spent on Meliadine exploration and infrastructure in 2012.  The main focus of the exploration program is conversion drilling in the main deposit which will be incorporated in an updated feasibility study.  Additionally, construction is underway on a permanent all-season road linking the project with the community of Rankin Inlet which is approximately 24 kilometres away.

The initially planned drill program is expected to be completed by the end of July.  This program focused both on conversion of resources to reserves, but also on exploration drilling outside of the current resource envelope.

The conversion program has been focusing mainly on Tiriganiaq, F Zone and Wesmeg deposits, while the exploration drill program has been focusing on the expansion of Wesmeg, Pump, F zone and Discovery deposits.

The Company recently approved a $9.8-million supplementary budget to extend the drill program by two months.  The supplementary drilling is designed to add new resources in lateral and deep extensions of the known deposits.  The focus will be the newly discovered Normeg zone as well as extending the Pump, F Zone and Wesmeg deposits.  The locations of selected drill collars and the areas of drilling for the rest of the season are shown on the geology map below.

[Meliadine local geology map]

Wesmeg Zone Extended

Resource conversion drilling has continued to outline good grades and thicknesses between surface and 175 metres depth in the central portion of the Wesmeg zone.  Drilling has also extended the Wesmeg zone westward by more than 300 metres.  The Wesmeg zone now extends approximately 3.6 kilometres east-west.  Recent intercepts at Wesmeg are set out in the table below, and on the Wesmeg/Normeg longitudinal section.

Significant recent Wesmeg drill results

Drill Hole	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M12-1453	Conversion	23.0	29.0	18	6.0	8.6	8.3
M12-1457	Exploration	11.8	22.6	12	9.4	3.1	3.1
including	Exploration	12.7	18.0	10	5.0	5.2	5.2
M12-1469	Exploration	42.5	51.0	34	7.9	4.3	4.3
including	Exploration	47.2	51.0	35	3.5	8.3	8.3
M12-1500	Conversion	70.0	84.0	55	13.2	11.1	5.4
including	Conversion	77.0	84.0	59	6.8	17.8	6.3
M12-1505	Conversion	41.7	50.3	33	7.7	4.0	4.0
M12-1524	Exploration	123.1	130.2	94	6.8	3.9	3.9
M12-1577	Conversion	57.0	65.7	43	8.2	7.9	7.9
M12-1594	Conversion	221.2	229.0	166	7.4	7.6	6.0
including	Conversion	221.2	224.0	166	2.6	16.4	12.1

* Holes at Wesmeg zone use a capping factor of 30.0 g/t gold.

[Wesmeg/Normeg Composite Longitudinal Section]

The most recent results indicate potential high-grade gold structures within the overall mineralized envelope that will be investigated for underground mining potential beneath the current resource envelope. In the central portion of the Wesmeg zone, hole M12-1577 had the best shallow intercept at 7.9 g/t gold over 8.2 metres, at 43 metres depth.  Mineralization at greater depth, outside of the current resource envelope, was drilled by hole M12-1594 that intersected 6.0 g/t gold over 7.4 metres including 12.1 g/t gold over 2.6 metres at 166 metres depth, indicating potential for a narrower high-grade core.

The new westernmost Wesmeg intercepts are approximately 1,400 metres west of the current resources envelope.  Drill hole M12-1469 intersected 4.3 g/t gold over 7.9 metres at 34 metres depth, hole M12-1524 intersected 3.9 g/t gold over 6.8 metres at 94 metres depth, and hole M12-1457 intersected 3.1 g/t gold over 9.4 metres at 12 metres depth including 5.2 g/t gold over 5.0 metres.

New Normeg Zone Growing

The Normeg zone was discovered in 2011 approximately mid-way between the Tiriganiaq and Wesmeg zones by extending drill hole M11-1314, which was originally designed for resource conversion in the Tiriganiaq deposit (previously reported in the Company’s February 15, 2012 exploration news release).  Recent follow-up drilling at Normeg seems to indicate a gold structure that is plunging eastward from surface to at least 380 metres depth over a distance of 800 metres along plunge.  Selected intercepts are shown in the table below, and on the Wesmeg/Normeg longitudinal section.

Significant recent Normeg drill results

Drill Hole	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M11-1314**	Exploration	480.0	487.0	380	6.8	5.1	5.1
M12-1475	Exploration	8.5	18.0	10	8.9	9.0	5.9
including	Exploration	16.0	18.0	12	1.8	40.8	25.9
M12-1576	Exploration	247.0	256.0	174	8.7	12.0	5.8
including	Exploration	253.0	256.0	177	2.8	27.4	11.1
M12-1605***	Exploration	46.0	52.0	38	5.3	9.1	7.8
and	Exploration	71.0	76.0	58	4.4	13.4	9.3
M12-1621	Exploration	391.0	405.0	338	13.3	11.2	7.6
including	Exploration	391.0	394.0	334	2.7	15.5	14.0
including	Exploration	402.0	405.0	343	2.7	36.3	21.2

* Holes at Normeg zone use a capping factor of 30.0 g/t gold.

** This intersection of hole M11-1314 was previously reported in the Company’s exploration news releases dated February 15, 2012 and June 26, 2012.

***Preliminary results for Hole M12-1605, check assays pending

The intercepts show Normeg to have consistent grade and widths along the plunge.  Hole M12-1605 (preliminary results) yielded two intersections at 38 and 58 metres depth: the upper one of 7.8 g/t gold over 5.3 metres, and the lower one of 9.3 g/t gold over 4.4 metres. At a depth of 174 metres, hole M12-1576 intersected 5.8 g/t gold over 8.7 metres.  At 338 metres depth, hole M12-1621 intersected 7.6 g/t gold over 13.3 metres.  And, as previously reported, hole M11-1314 intersected 5.1 g/t gold over 6.8 metres at 380 metres depth.  The results so far indicate that the zone could be up to 14 metres thick and include narrower high-grade intercepts, with potential for underground mining.

F Zone Extends to West

Conversion drilling in the F Zone to 150 metres depth is almost completed and is delivering positive results. As well, the regional exploration program has encountered mineralization approximately 800 metres west of the F Zone resource envelope, suggesting a westward extension.  The 2012 results are expected to lead to an increase in reserves from the conversion program as well as resources from the western extension and the deep exploration drilling that is underway beneath the current resource envelope.  Selected intercepts from recent F Zone and nearby regional drilling are shown in the table below and on the F Zone longitudinal section.

Significant recent regional exploration and F Zone drill results

Drill Hole	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M12-1506	Exploration	80.0	83.7	56	4.2	7.7	7.7
M12-1528	Exploration	164.6	168.7	140	4.3	3.0	3.0
M12-1559	Conversion	182.0	188.0	139	5.8	5.3	5.3
and	Conversion	201.5	211.7	155	9.4	5.3	5.3
including	Conversion	206.8	211.2	157	4.2	7.4	7.4
M12-1565	Conversion	163.0	168.3	133	5.0	15.2	15.1
M12-1596	Conversion	53.6	59.6	46	5.5	7.2	7.2
M12-1604	Conversion	97.1	107.0	84	9.2	6.0	6.0
M12-1629	Conversion	85.4	93.8	66	8.3	6.3	6.3

* Holes in regional exploration program use a capping factor of 30.0 g/t gold.  Holes at F zone use a capping factor of 35.0 g/t gold.

[F Zone longitudinal section]

The shallow intercepts include hole M12-1596 that yielded 7.2 g/t gold over 5.5 metres at 46 metres depth. As well, regional exploration hole M12-1506 intersected 7.7 g/t gold over 4.2 metres at 56 metres depth,  approximately one kilometre northwest of F Zone’s current resources.  Deeper intercepts include hole M12-1565 that cut 5.0 metres grading 15.1 g/t gold at 133 metres depth.

Pump Zone Extended, New Discovery Between the Two Branches of the Zone

Recent drilling at the Pump West and Pump North deposits continue to deliver high gold grades near surface.  Exploration has located gold mineralization between the two resource areas, confirming the potential to grow the Pump zone substantially.   Both branches of the mineralized zone are open along strike and at depth.  Selected intercepts are set out in the table below, and on the Pump longitudinal section.

Significant recent Pump zone drill results

Drill Hole	Program	From (metres)	To (metres)	Depth below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncut)	Gold grade (g/t) (cut)*
M12-1429	Conversion	39.2	42.9	29	3.7	15.0	14.6
M12-1442	Conversion	125.2	138.0	94	12.5	4.3	4.3
including	Conversion	135.0	138.0	96	3.0	7.6	7.6
M12-1444	Conversion	78.8	83.0	59	4.2	6.3	6.3
M12-1452	Conversion	40.4	51.0	32	10.2	4.3	4.3
including	Conversion	40.4	44.0	30	3.5	6.4	6.4
M12-1521**	Conversion	25.5	39.0	23	12.8	5.3	5.3
including	Conversion	34.0	39.0	26	4.3	7.9	7.9
M12-1626	Exploration	178.5	181.5	142	3.0	6.5	6.5
M12-1639	Exploration	231.0	236.0	171	5.0	8.6	8.6
and	Exploration	251.0	254.6	184	3.6	8.1	8.1

* Holes at Pump deposit use a capping factor of 35.0 g/t gold.

** Preliminary results for Hole M12-1521, check assays pending

[Pump Longitudinal Section]

In Pump North, hole M12-1521 (preliminary results)  cut 12.8 metres grading 5.3 g/t gold including 4.3 metres grading 7.9 g/t gold at 26 metres depth.  In Pump West, hole M12-1452 intersected 4.3 g/t gold over 10.2 metres at 32 metres depth.  Between the two branches and outside the current resources envelope, hole M12-1639 yielded 8.6 g/t gold over 5.0 metres at 171 metres depth.

Dividend Record and Payment Dates for the Third Quarter of 2012

Record Date	Payment Date
September 1	September 15

Dividend Reinvestment Program

Please follow the link below for information on the Company’s dividend reinvestment program.

DividendReinvestmentPlan

Additional Disclosure

Additional details regarding the Company, its financial and operating history and its ongoing activities are available at www.agnico-eagle.com.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered, gold producer with operations located in Canada, Finland and Mexico, and exploration and/or development activities in Canada, Finland, Mexico and the United States.  The Company has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders exposure to gold, on a per share basis.  It has declared a cash dividend for 30 consecutive years.  www.agnico-eagle.com

AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011
Gross mine profit (exclusive of amortization shown below) (Note 1)
LaRonde	$29,342	$46,017	$92,608	$95,000
Goldex	—	46,739	—	87,072
Lapa	26,222	27,737	53,899	46,915
Kittila	31,489	18,934	80,538	46,765
Pinos Altos	79,887	52,568	149,022	99,827
Meadowbank	72,715	28,942	121,487	58,859
Total Operating Margin	239,655	220,937	497,554	434,438
Amortization	66,310	59,235	130,863	121,164
Corporate	96,169	56,936	182,005	131,146
Income before income and mining taxes	77,176	104,766	184,686	182,128
Income and mining taxes	33,904	35,941	62,866	68,039
Net income for the period	$43,272	$68,825	$121,820	$114,089
Net income per share - basic	$0.25	$0.41	$0.71	$0.68
Cash provided by operating activities	$194,082	$162,821	$390,579	$337,587
Realized price per sales volume (US$):
Gold (per ounce)	$1,602	$1,530	$1,642	$1,466
Silver (per ounce)	$26.33	$38.50	$30.75	$37.31
Zinc (per tonne)	$1,901	$2,257	$2,026	$2,340
Copper (per tonne)	$6,455	$8,565	$7,842	$9,377
Payable production:
Gold (ounces)
LaRonde	40,206	27,525	83,487	64,418
Goldex	—	41,998	—	80,498
Lapa	28,157	28,552	56,656	55,466
Kittila	35,228	30,811	81,986	71,128
Pinos Altos	63,356	51,066	120,372	99,067
Meadowbank	98,403	59,376	177,804	121,113
Total gold (ounces)	265,350	239,328	520,305	491,690
Silver (000s ounces)
LaRonde	532	736	1,222	1,416
Pinos Altos	537	452	1,044	858
Meadowbank	26	13	44	26
Total silver (000s ounces)	1,095	1,201	2,310	2,300
Zinc (tonnes)	9,558	14,678	22,536	26,619
Copper (tonnes)	1,004	666	2,330	1,483
Payable metal sold:
Gold (ounces — LaRonde)	39,886	28,589	83,631	66,048
Gold (ounces — Goldex)	—	41,564	—	83,459
Gold (ounces — Lapa)	27,793	29,749	55,690	55,525
Gold (ounces — Kittila)	34,476	29,794	78,703	70,492
Gold (ounces — Pinos Altos)	66,373	48,847	118,518	94,331
Gold (ounces — Meadowbank)	93,299	58,767	167,913	120,695
Total gold (ounces)	261,827	237,310	504,455	490,550
Silver (000s ounces — LaRonde)	482	726	1,200	1,405
Silver (000s ounces — Pinos Altos)	525	428	1,018	837
Silver (000s ounces — Meadowbank)	24	14	42	35
Total silver (ounces)	1,031	1,168	2,260	2,277
Zinc (tonnes)	10,379	16,649	23,411	24,951
Copper (tonnes)	1,085	658	2,378	1,478
Total cash costs per ounce of gold (US$) (Note 2):
LaRonde	$784	$231	$489	$92
Goldex	$0	$385	$0	$407
Lapa	$634	$599	$650	$614
Kittila	$681	$850	$615	$758
Pinos Altos	$358	$299	$320	$306
Meadowbank	$804	$910	$901	$927
Weighted average total cash costs per ounce	$660	$565	$628	$548

Note 1

Gross mine profit is calculated as total revenues from all metals, by mine, minus total production costs, by mine.

Note 2

Total cash costs per ounce of gold is calculated net of silver, copper, zinc and other byproduct credits. The weighted average total cash cost per ounce is based on commercial production ounces.  Total cash costs per ounce is a non-GAAP measure.  See “reconciliation of production costs to total cash costs per ounce and minesite costs per tonne” contained herein for details.

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	As at June 30, 2012	As at December 31, 2011
ASSETS
Current
Cash and cash equivalents	$289,052	$221,458
Trade receivables	75,892	75,899
Inventories:
Ore stockpiles	26,537	28,155
Concentrates and dore bars	65,211	57,528
Supplies	175,100	182,389
Income taxes recoverable	—	371
Available-for-sale securities	76,525	145,411
Other current assets	100,575	110,369
Total current assets	808,892	821,580
Other assets	86,200	88,048
Goodwill	229,279	229,279
Property, plant and mine development	3,943,179	3,895,355
	$5,067,550	$5,034,262

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$215,408	$203,547
Environmental remediation liability	32,953	26,069
Interest payable	9,301	9,356
Income taxes payable	43,882	—
Capital lease obligations	12,176	11,068
Fair value of derivative financial instruments	4,129	4,404
Total current liabilities	317,849	254,444
Long-term debt	830,000	920,095
Reclamation provision and other liabilities	118,072	145,988
Deferred income and mining tax liabilities	527,818	498,572
SHAREHOLDERS’ EQUITY
Common shares
Authorized - unlimited
Issued -171,443,385 (December 31, 2011 - 170,859,604)	3,194,581	3,181,381
Stock options	137,879	117,694
Warrants	24,858	24,858
Contributed surplus	15,665	15,166
Deficit	(75,505)	(129,021)
Accumulated other comprehensive loss	(23,667)	(7,106)
	3,273,811	3,202,972
Non-controlling interest	—	12,191
Total shareholders’ equity	3,273,811	3,215,163
	$5,067,550	$5,034,262

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

REVENUES
Revenues from mining operations	$459,561	$433,691	$932,495	$845,759
Interest and sundry income (expense) and other	(4,344)	757	(3,180)	2,356
Gain (loss) on sale and write-down of available-for-sale securities	(18,312)	420	(18,312)	4,814
	436,905	434,868	911,003	852,929

COSTS AND EXPENSES
Production	219,906	212,754	434,941	411,321
Exploration and corporate development	34,286	17,289	57,394	34,267
Amortization of property, plant and mine development	66,310	59,235	130,863	121,164
General and administrative	32,015	24,122	65,943	59,274
Provincial capital tax	4,001	—	4,001	—
Interest expense	14,220	13,989	28,667	27,997
Foreign currency translation loss (gain)	(11,009)	2,713	4,508	16,778
Income before income and mining taxes	77,176	104,766	184,686	182,128
Income and mining taxes	33,904	35,941	62,866	68,039
Net income for the period	$43,272	$68,825	$121,820	$114,089

Net income per share - basic	$0.25	$0.41	$0.71	$0.68
Net income per share - diluted	$0.25	$0.40	$0.71	$0.66

Weighted average number of common shares outstanding (in thousands)
Basic	170,985	169,029	170,937	168,949
Diluted	171,279	172,448	171,148	172,632

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2012	2011	2012	2011

OPERATING ACTIVITIES
Net income for the period	$43,272	$68,825	$121,820	$114,089
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	66,310	59,235	130,863	121,164
Deferred income and mining taxes	15,069	17,035	25,389	25,914
Environmental remediation	(6,059)	—	(12,291)	—
Loss (gain) on sale of available-for-sale securities and derivative financial instruments	15,984	(534)	15,089	(6,962)
Stock-based compensation, foreign currency translation and other	7,426	17,135	42,409	58,161
Changes in non-cash working capital balances:
Trade receivables	15,000	6,745	7	48,128
Income taxes (payable) recoverable	24,013	550	43,882	(12,507)
Inventories	(9,295)	(37,667)	2,254	(54,262)
Other current assets	(8,955)	(9,525)	9,855	(5,059)
Accounts payable and accrued liabilities	41,209	51,727	11,357	48,856
Interest payable	(9,892)	(10,705)	(55)	65
Cash provided by operating activities	194,082	162,821	390,579	337,587

INVESTING ACTIVITIES
Additions to property, plant and mine development	(104,368)	(114,402)	(180,363)	(211,251)
Acquisitions, investments and other	30,732	(2,154)	19,407	2,045
Cash used in investing activities	(73,636)	(116,556)	(160,956)	(209,206)

FINANCING ACTIVITIES
Dividends paid	(30,283)	(23,313)	(60,798)	(49,133)
Repayment of capital lease obligations	(2,744)	(4,186)	(5,856)	(7,239)
Proceeds of long-term debt	255,000	80,000	255,000	80,000
Repayment of long-term debt	(255,000)	(80,000)	(345,000)	(130,000)
Long-term debt financing costs	(327)	—	(327)	—
Repurchase of common shares for restricted share unit plan	—	—	(12,031)	(3,723)
Common shares issued	4,096	5,319	7,676	15,350
Cash used in financing activities	(29,258)	(22,180)	(161,336)	(94,745)

Effect of exchange rate changes on cash and cash equivalents	(1,211)	49	(693)	678

Net increase in cash and cash equivalents during the period	89,977	24,134	67,594	34,314
Cash and cash equivalents, beginning of period	199,075	114,825	221,458	104,645
Cash and cash equivalents, end of period	$289,052	$138,959	$289,052	$138,959

Supplemental cash flow information:
Interest paid	$23,887	$23,075	$27,980	$26,304
Income and mining taxes paid	$1,286	$14,537	$5,591	$49,756

AGNICO-EAGLE MINES LIMITED

RECONCILIATION OF PRODUCTION COSTS TO

TOTAL CASH COSTS PER OUNCE AND MINESITE COSTS PER TONNE

(Unaudited)

Total Cash Costs per Ounce of Gold Produced
(thousands of United States dollars, except where noted)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Total Production costs per Consolidated Statements of Income	$219,906	$212,754	$434,941	$411,321

Attributable to LaRonde	55,483	54,457	113,663	102,342
Attributable to Goldex	—	16,357	—	34,231
Attributable to Lapa	18,450	17,333	37,107	34,084
Attributable to Kittila	23,515	25,961	49,545	54,461
Attributable to Pinos Altos	40,819	38,085	75,980	68,992
Attributable to Meadowbank	81,639	60,561	158,646	117,211
Total	$219,906	$212,754	$434,941	$411,321

LaRonde

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$55,483	$54,457	$113,663	$102,342
Adjustments:
Byproduct revenues	(23,334)	(45,516)	(70,852)	(98,495)
Inventory adjustment and other adjustments(i)	(42)	(1,899)	(757)	3,453
Non-cash reclamation provision	(599)	(684)	(1,203)	(1,384)
Cash operating costs	$31,508	$6,358	$40,851	$5,916
Gold production (ounces)	40,206	27,525	83,487	64,418
Total cash costs (per ounce)(ii)	$784	$231	$489	$92

Goldex

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	—	16,357	—	$34,231
Adjustments:
Byproduct revenues	—	107	—	194
Inventory adjustment and other adjustments(i)	—	(224)	—	(1,533)
Non-cash reclamation provision	—	(58)	—	(113)
Cash operating costs	—	$16,182	—	$32,779
Gold production (ounces)	—	41,998	—	80,498
Total cash costs (per ounce)(ii)	—	$385	—	$407

Lapa

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$18,450	$17,333	$37,107	$34,084
Adjustments:
Byproduct revenues	115	157	176	223
Inventory adjustment and other adjustments(i)	(685)	(366)	(702)	(208)
Non-cash reclamation provision	(15)	(15)	221	(30)
Cash operating costs	$17,865	$17,109	$36,802	$34,069
Gold production (ounces)	28,157	28,552	56,656	55,466
Total cash costs (per ounce)(ii)	$634	$599	$650	$614

Kittila

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$23,515	$25,961	$49,545	$54,461
Adjustments:
Byproduct revenues	134	15	253	92
Inventory adjustment and other adjustments(i)	446	2,920	886	2,077
Non-cash reclamation provision	(99)	(55)	(256)	(105)
Stripping (capitalized vs expensed)(iii)	—	(2,643)	—	(2,643)
Cash operating costs	$23,996	$26,198	$50,428	$53,882
Gold production (ounces)	35,228	30,811	81,986	71,128
Total cash costs (per ounce)(ii)	$681	$850	$615	$758

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$40,819	$38,085	$75,980	$68,992
Adjustments:
Byproduct revenues	(13,750)	(15,986)	(30,199)	(30,989)
Inventory adjustment and other adjustments(i)	(1,149)	292	605	5,989
Non-cash reclamation provision	(195)	(348)	(628)	(630)
Stripping (capitalized vs expensed)(iii)	(3,017)	(6,765)	(7,197)	(13,090)
Cash operating costs	$22,708	$15,278	$38,561	$30,272
Gold production (ounces)	63,356	51,066	120,372	99,067
Total cash costs (per ounce)(ii)	$358	$299	$320	$306

Meadowbank

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$81,639	$60,561	$158,646	$117,211
Adjustments:
Byproduct revenues	(484)	(395)	(1,118)	(844)
Inventory adjustment and other adjustments(i)	(186)	260	5,068	2,686
Non-cash reclamation provision	(395)	(427)	(789)	(839)
Stripping (capitalized vs expensed)(iii)	(1,441)	(5,950)	(1,663)	(5,950)
Cash operating costs	$79,133	$54,049	$160,144	$112,264
Gold production (ounces)	98,403	59,376	177,804	121,113
Total cash costs (per ounce)(ii)	$804	$910	$901	$927

Minesite Cost per Tonne

(thousands of United States dollars, except where noted)

LaRonde

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$55,483	$54,457	$113,663	$102,342
Adjustments:
Inventory adjustments(iv)	113	(2,055)	(12)	2,462
Non-cash reclamation provision	(599)	(684)	(1,203)	(1,384)
Minesite operating costs	$54,997	$51,718	$112,448	$103,420
Minesite operating costs (C$)	$55,524	$50,259	$113,254	$100,616
Tonnes of ore milled (000s)	573	599	1,218	1,184
Minesite cost per tonne (C$)(v)	$97	$84	$93	$85

Goldex

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	—	$16,357	—	$34,231
Adjustments:
Inventory adjustments(iv)	—	(20)	—	(1,181)
Non-cash reclamation provision	—	(58)	—	(113)
Minesite operating costs	—	$16,279	—	$32,937
Minesite operating costs (C$)	—	$15,658	—	$31,985
Tonnes of ore milled (000s)	—	769	—	1,484
Minesite cost per tonne (C$)(v)	—	$20	—	$22

Lapa

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$18,450	$17,333	$37,107	$34,084
Adjustments:
Inventory adjustments(iv)	(635)	(274)	(615)	32
Non-cash reclamation provision	(15)	(15)	221	(30)
Minesite operating costs	$17,800	$17,044	$36,713	$34,086
Minesite operating costs (C$)	$17,968	$16,289	$36,872	$32,929
Tonnes of ore milled (000s)	159	160	317	302
Minesite cost per tonne (C$)(v)	$113	$102	$116	$109

Kittila

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$23,515	$25,961	$49,545	$54,461
Adjustments:
Inventory adjustments(iv)	451	2,920	891	2,077
Non-cash reclamation provision	(99)	(55)	(256)	(105)
Stripping (capitalized vs expensed)(iii)	—	(2,643)	—	(2,643)
Minesite operating costs	$23,867	$26,183	$50,180	$53,790
Minesite operating costs (EUR)	€18,729	€18,395	€38,187	€38,105
Tonnes of ore milled (000s)	251	233	540	495
Minesite cost per tonne (EUR)(v)	€75	€79	€71	€77

Pinos Altos (includes Creston Mascota)

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$40,819	$38,085	$75,980	$68,992
Adjustments:
Inventory adjustments(iv)	(1,108)	(181)	646	4,883
Non-cash reclamation provision	(195)	(348)	(628)	(630)
Stripping (capitalized vs expensed)(iii)	(3,017)	(6,765)	(7,197)	(13,090)
Minesite operating costs	$36,499	$30,791	$68,801	$60,155
Tonnes of ore processed (000s)	1,211	1,114	2,445	2,147
Minesite cost per tonne (US$)(v)	$30	$28	$28	$28

Meadowbank

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Production costs	$81,639	$60,561	$158,646	$117,211
Adjustments:
Inventory adjustments(iv)	51	1,193	5,480	3,965
Non-cash reclamation provision	(395)	(427)	(789)	(839)
Stripping (capitalized vs expensed)(iii)	(1,441)	(5,950)	(1,663)	(5,950)
Minesite operating costs	$79,854	$55,377	$161,674	$114,387
Minesite operating costs (C$)	$80,678	$53,939	$162,408	$112,181
Tonnes of ore milled (000s)	901	667	1,788	1,296
Minesite cost per tonne (C$)(v)	$90	$81	$91	$87

(i)            Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)         Total cash cost per ounce is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, royalties, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company’s mining operations. Management uses this measure to monitor the performance of the Company’s mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine’s cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)      The Company has decided to report total cash costs using the more common industry practice of deferring certain stripping costs that can be attributed to future production.  The methodology is in line with the Gold Institute Production Cost Standard.  The purpose of adjusting for these stripping costs is to enhance the comparability of cash costs to the majority of the Company’s peers within the mining industry.

(iv)     This inventory adjustment reflects production costs associated with unsold concentrates.

(v)        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the tables above, this measure is calculated by adjusting production costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory, asset retirement provisions and deferred stripping costs, and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

Note Regarding Certain Measures of Performance

This press release presents measures including “total cash costs per ounce” and “minesite costs per tonne” that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and useful for year-over-year comparisons. However, both of these non-GAAP measures should be considered together with other data prepared in accordance with US GAAP. These measures, taken by themselves, are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. A reconciliation of the Company’s total cash costs per ounce and minesite costs per tonne to the most comparable financial measures calculated and presented in accordance with US GAAP for the Company’s historical results of operations is set out above.

Forward-Looking Statements

The information in this news release has been prepared as at July 25, 2012. Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”. When used in this document, words such as “anticipate”, “expect”, “estimate”, “forecast”, “planned”, “will”, “likely”, “schedule” and similar expressions are intended to identify forward-looking statements.

Such statements include without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling programs, drilling results, orebody configurations, metal production, life of mine estimates, production estimates, total cash costs per ounce estimates, cash flows, the estimated timing of scoping and other studies, the methods by which ore will be extracted or processed, expansion projects and potential expansion projects, recovery rates, mill throughput, and projected exploration and capital expenditures, including costs, ability to obtain permits and other estimates upon which such projections are based; the Company’s ability to fund its current pipeline of projects; the impact of maintenance shutdowns at Kittila; the Company’s goal to build a mine at Meliadine or La India; the Company’s ability to produce at Goldex; the Company’s ability to increase resources and convert resources to reserves, and other statements and information regarding anticipated trends with respect to the Company’s operations, proposed expansions, exploration and the funding thereof. Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle contained in this news release, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis and the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 (“Form 20-F”) as well as: that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural occurrences, equipment failures, accidents, political changes, title issues or otherwise; that permitting, production and expansion at each of Agnico-Eagle’s mines and growth projects proceeds on a basis consistent with current expectations, and that Agnico-Eagle does not change its plans relating to such projects; that the exchange rate between the Canadian dollar, European Union euro, Mexican peso and the United States dollar will be approximately consistent with current levels or as set out in this news release; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle’s expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle’s current expectations; that Agnico-Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and metal recovery estimates; uncertainty of future production, capital expenditures, and other costs; currency fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; risks associated with foreign operations; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s byproduct metal derivative strategies. For a more detailed discussion of such risks and other factors, see the Form 20-F, as well as the Company’s other filings with the Canadian Securities Administrators and the U.S. Securities and Exchange Commission (the “SEC”). The Company does not intend, and does not assume any obligation, to update these forward-looking statements and information, except as required by law. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Certain of the foregoing statements, primarily related to projects, are based on preliminary views of the Company with respect to, among other things, grade, tonnage, processing, recoveries, mining methods, capital costs, total cash costs, minesite costs, and location of surface infrastructure.  Actual results and final decisions may be materially different from those currently anticipated.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This news release uses the terms “measured resources” and “indicated resources”. We advise investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release also uses the term “inferred resources”. We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Scientific and Technical Data

Agnico-Eagle Mines Limited is reporting mineral resource and reserve estimates in accordance with the CIM guidelines for the estimation, classification and reporting of resources and reserves.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Agnico-Eagle uses certain terms in this press release, such as “measured”, “indicated”, and “inferred”, and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, which may be obtained from us, or from the SEC’s website at: http://sec.gov/edgar.shtml. A “final” or “bankable” feasibility study is required to meet the requirements to designate reserves under Industry Guide 7.

Estimates for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC Industry Guide 7. Industry Guide 7 requires the use of prices that reflect current economic conditions at the time of reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices. The assumptions used for the mineral reserves and resources estimates reported by the Company on herein were based on three-year average prices for the period ending December 31, 2011 of $1,255 per ounce gold, $23.00 per ounce silver, $0.91 per pound zinc, $3.25 per pound copper, $0.95 per pound lead and C$/US$, US$/Euro and MXP/US$ exchange rates of 1.05, 1.37 and 12.86, respectively.

The Canadian Securities Administrators’ National Instrument 43-101 (“NI 43-101”) requires mining companies to disclose reserves and resources using the subcategories of “proven” reserves, “probable” reserves, “measured” resources, “indicated” resources and “inferred” resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material including base and precious metals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

The mineral reserves presented in this disclosure are separate from and not a portion of the mineral resources.

Property/Project name and location	Qualified Person responsible for the current Mineral Resource and Reserve Estimate and relationship to Agnico-Eagle	Qualified Person responsible for Exploration and relationship to Agnico-Eagle	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet & Ellison, Quebec, Canada	François Blanchet Ing., LaRonde Division Superintendent of geology	François Blanchet Ing., LaRonde Division Superintendent of geology	March 23, 2005
Kittila, Kuotko and Kylmakangas, Finland	Daniel Doucet, Ing., Corporate Director of Reserve Development	Daniel Doucet, Ing., Corporate Director of Reserve Development	March 4, 2010
Pinos Altos, La India, Mexico. Swanson, Quebec, Canada

Pinos Altos:
Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group;

La India project:
Matthew D. Gray, C.P.G., independent consultant;

Tarachi project:
Gary Giroux, P.Eng., independent consultant

		Mine site: Dyane Duquette, P.Geo.; Regional: Manuel Padilla, Exploration Technical Manager for Mexico	March 25, 2009
Meadowbank, Nunavut, Canada	Elzear Belzile, Ing., Independent Consultant	Mine site: Marc Ruel, P.Geo., Corporate Director of Mine Geology & Grade Control; Regional: Denis Vaillaincourt, P.Geo., Exploration manager for Eastern Canada	February 15, 2012
Goldex, Quebec, Canada	Richard Genest, Ing., Goldex Division Superintendent of geology	Richard Genest, Ing., Goldex Division Superintendent of geology	October 19, 2011
Lapa, Quebec, Canada	Normand Bédard, P.Geo., Lapa Division Superintendent of geology	Richard Dubuc, P.Geo., Lapa Division Superintendent of geology	June 8, 2006
Meliadine, Nunavut, Canada	Dyane Duquette, P.Geo., Superintendent of geology, Technical Services Group	Denis Vaillancourt, P.Geo., Exploration manager for Eastern Canada	March 8, 2011

The effective date for all of the Company’s mineral resource and reserve estimates in this press release is December 31, 2011. Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4 (a), (c) and (d) can be found in the Technical Reports referred to above, which may be found at www.sedar.com. Other important operating information can be found in the Company’s Form 20-F.

The contents of this press release have been prepared under the supervision of, and reviewed by Alain Blackburn P.Eng., Senior Vice-President Exploration and a “Qualified Person” for the purposes of NI 43-101.